EXHIBIT (A)(47)
















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APRIL 8, 1999                                         CONTACT:  BRYANT KINNEY
                                                      OFFICE:   704/382-2208
                                                      24-HOUR:  704/382-8333

   EMPRESA NACIONAL DE ELECTRICIDAD S.A. SHAREHOLDERS APPROVE BYLAW AMENDMENT
             INCREASING MAXIMUM SHAREHOLDER OWNERSHIP TO 65 PERCENT


     DUKE ENERGY ACHIEVES MAJOR MILESTONE IN PROPOSED ACQUISITION - EXTENDS
                      EXPIRATION TIME OF U.S. TENDER OFFER


CHARLOTTE - Duke Energy (NYSE: DUK) has achieved a major milestone in its tender offers to acquire 51 percent of Empresa Nacional de Electricidad S.A. (Endesa) through its wholly owned subsidiary, Duke Energy International (DEI). Today, Endesa's shareholders voted to increase the company's shareholder concentration limit from 26 percent to 65 percent - a necessary precondition to DEI's tender offers.

The amendment received support of Endesa shareholders holding 82.4 percent of Endesa's shares at an extraordinary shareholders' meeting held in Santiago, Chile.

"We believe the shareholders of Endesa have demonstrated that they are clearly focused on building a strong future for their company. Today's positive vote is a win for Endesa, a win for its shareholders, a win for its employees and a win for Duke Energy," said Bruce Williamson, president and chief executive officer, Duke Energy International. "We view this as a vote of


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confidence in Duke Energy's vision for Endesa as well as a vote of support for the value of our offer. DEI has committed to growing its business in Latin America through Endesa. And, DEI has the financial strength, leadership and will to succeed."

Duke Energy announced on February 18, 1999, its tender offers to acquire 51 percent of the shares of Endesa. The company agreed to purchase up to 3,680,947,436 Endesa shares for 250 Chilean pesos per share in cash in an offer open to Chilean persons (the "Chilean Offer"). Concurrently, DEI offered to purchase up to 501,947,400 Endesa shares, including shares represented by Endesa's American Depositary Shares (ADS) for 250 Chilean pesos per share (equivalent to 7,500 Chilean pesos per ADS) in cash, in an offer open to U.S. persons and other non-Chileans (the "U.S. Offer").

Now that shareholders have approved the increase in the concentration limit, and provided the other conditions to Duke Energy's offers are satisfied or modified, Duke Energy International will conduct the Chilean Offer through an auction (or "remate") to be held on the Bolsa Electronica de Chile (not on the Santiago Stock Exchange as previously announced). The remate will be held on April 22, 1999.

"We have structured our tender offers to ensure that every Endesa owner can participate equally," said Williamson. "Duke Energy International's offers are open to every shareholder at

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the same fair price and on the same terms. We look forward to being successful with our tender offers and begin working immediately to make the Endesa-Duke Energy International partnership the premier generating company in South America."

Duke Energy also announced that DEI will amend its U.S. Offer such that the U.S. Offer (including withdrawal rights) will now expire at midnight New York City time on April 23, 1999. If the Chilean auction is not held before this date, DEI would further extend the expiration date for the Offers. As previously announced, the Chilean Offer will remain open until five business days prior to the remate. Based on information provided by the receiving agents for the Offers, as of midnight on April 7, 1999, approximately 30 million shares, including those represented by the ADS, have been tendered in the U.S. Offer. An additional 273 million shares had been tendered in the Chilean Offer.

Duke Energy is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: http://www.duke-energy.com.


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